Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

SEC Mail
Mail Processing
Section
MAY 09 2008
Washington, DC
106

12g-3-2(b) Exemption
File N°.82-34953

7th May 2008 [redacted]

08002474

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
MAY 15 2008
THOMSON REUTERS

P/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Innovation for patient care

Press release

Ipsen's first quarter 2008 sales

- **Solid overall performance: +8.4% underlying[1] sales growth**

Paris (France), 29 April 2008 - Ipsen (Euronext: IPN) reported today its sales for the first quarter 2008.

First quarter 2008 unaudited IFRS consolidated sales

(in million euros)	*2008*	*2007*	*% change*
Underlying Group sales [1]	236.5	218.3	+8.4%
SALES BY REGION			
Major Western European countries	134.8	138.8	*(2.9%)[2]*
Other European countries	60.1	52.7	*+14.2%*
Rest of the world	43.9	35.2	*+24.8%*
Group Sales	**238.9**	**226.7**	***+5.4%***
SALES BY PRODUCT			
Specialist Care	132.9	121.2	*+9.7%*
Primary care	94.5	96.8	*(2.4%)[2]*
Total Drug Sales	**227.4**	**218.0**	***+4.3%***
Drug-related Sales	**11.5**	**8.7**	***+31.4%***
Group Sales	**238.9**	**226.7**	***+5.4%***

NOTE 1. "underlying Group sales" is defined as Group sales at constant currency, and excluding Ginkor Fort® sales which was sold to GTF Group as of 1 January 2008.

NOTE 2. 2007 sales include in-market sales of Ginkor Fort® wherehas 2008 mostly includes sales of the product to GTF.

Consolidated Group sales reached €238.9 million, up 5.4% year-on-year. Underlying Group sales (excluding Ginkor Fort® sales, sold to GTF Group on 1 January 2008, and at constant currency) grew by a strong 8.4% year-on-year despite price pressure, which represented (0.3) points of growth, or €(0.6) million. **Therefore, in volume, underlying Group sales grew by a solid 8.7% year-on year.**

This increase was fuelled notably by the strong growth in endocrinology and neuromuscular disorders franchises, up 15.7% and 24.9% respectively over the period and by the strong performance of gastroenterology products, up 9.6% year-on-year.

Sales generated in the Major Western European countries amounted to €134.8 million, down 2.9% year-on-year. Excluding the sales of Ginkor Fort®, sales in this region were flat year-on-year, due to negative price impacts, notably on Decapeptyl® in Italy and to a decrease in Tanakan® sales in France. **Sales in Major Western European countries represented 56.4% of Group sales compared with 61.2% a year earlier.**

Sales generated in the Other European countries reached €60.1 million, up 14.2% year-on-year, mainly driven by strong growth of Tanakan® and Dysport® in Russia and Decapeptyl®, Dysport®, Tanakan® and Smecta® in Eastern European countries. **Sales in Other European countries represented 25.2% of Group sales, against 23.2% a year earlier.**

Sales generated in the Rest of the World reached €43.9 million, up 24.8% year-on-year thanks to the growth of Decapeptyl® and Forlax® in China, Dysport® in Brazil, and Somatuline® in the United States. **Sales in Rest of the World represented 18.4% of Group sales, against 15.5% a year earlier.**

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. The targets contained herein were prepared without taking into account external growth assumptions, which may alter the parameters. These targets are based on data and assumptions regarded as reasonable by the Group and depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from the targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, which may alter these parameters. These targets are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers.*

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

APPENDIX

Risk factors

The Group carries on business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to Ipsen's 2006 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.

- A number of products that the Group is developing are still at the very first stages of development and the Group cannot be certain that these products will be approved by the competent regulatory authorities and that they will be successfully marketed.

- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business.

- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

- The Group must deal with or may have to deal with competition (i) from generic products, (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability. To avoid such situations or to reduce their impact, the Group could bring legal actions against the counterfeiters in order to protect its rights.

Major developments in the period under review

During the first quarter 2008, the major developments included:

- On March 17, 2008 – Medicis and Ipsen announced that Ipsen has submitted a Biologics License Application ("BLA") for the botulinum toxin type A, Reloxin® , in aesthetic indications (glabellar lines) to the U.S. Food and Drug Administration's ("FDA") Division of Dermatology and Dental Products, within the Center for Drug Evaluation and Research.
- On February 25, 2008 – Ipsen announced that GTx Inc., from which it licensed the European rights for Acapodene® (toremifene citrate 80 mg) in September 2006, presented the results of the first phase III study evaluating the efficacy and safety of toremifene citrate 80mg daily, on multiple side effects of androgen deprivation therapy (ADT) in advanced prostate cancer patients. Ipsen also announced its intention to submit the toremifene citrate 80 mg dossier in Europe before year-end 2008.
- On February 21, 2008 – Ipsen announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) provided a positive opinion for Adenuric® (febuxostat) 80 mg and 120 mg tablets for the treatment of chronic hyperuricaemia in gout and recommended it for marketing authorisation.

- On February 12, 2008 – Ipsen announced that its partner Debiopharm presented the results of a phase III study with its new 6-month formulation of Decapeptyl®, a luteinizing hormone releasing hormone agonist (LHRHa) for the treatment of advanced prostate cancer. The results presented showed similar efficacy and safety to the already marketed 1- and 3-month formulations of triptorelin.
- On January 31, 2008 – Ipsen announced that the Food and Drug Administration (FDA) has accepted the filing of its BLA for Dysport® in the United States to treat patients with cervical dystonia.

European governments continued to introduce various measures to reduce public healthcare spending, which affected the Group's sales and earnings during 2008:

- On 15 June 2007, a 10% price cut on Tanakan® in France as of 1 July 2007 was published in the *Journal Officiel.*
- In the United Kingdom the Department of Health has approved list price increases as of 1 June 2007 from 6.7 % to 9.6% for Dysport®, Somatuline® and NutropinAq® thanks to over-delivery of savings to the Department due to over-budget sales performance of Decapeptyl®.

IPSEN
Innovation for patient care

Comparison of consolidated sales for the first quarters 2008 and 2007:

Sales by geographical region

Group sales by geographical region for the first quarter 2008 and 2007 were as follows:

(in thousand euros)	*2008*	*2007*	*% change*
France	75,759	84,793	*(10.7%)*
Spain	14,706	14,010	*5.0%*
Italy	18,043	18,558	*(2.8%)*
Germany	16,085	11,685	*37.7%*
United Kingdom	10,218	9,782	*4.5%*
Major Western European countries	**134,811**	**138,828**	**(2.9%)**
Other European countries	**60,123**	**52,657**	**14.2%**
Asia	24,362	20,866	*16.8%*
North America	1,126	ns	*ns*
Other countries in the rest of the world	18,442	14,342	*28.6%*
Rest of the world	**43,929**	**35,208**	**24.8%**
Group Sales	**238,864**	**226,693**	**5.4%**

For the first quarter 2008, sales generated in the **Major Western European countries** amounted to €134.8 million, down 2.9% year-on-year (first quarter 2007, €138.8 million). Excluding the sales of Ginkor Fort®, sales were flat year-on-year, due to negative price impacts, notably on Decapeptyl® in Italy and to a decrease in Tanakan® sales in France following a 10% price cut implemented on July 1, 2007 and an increased competitive environment. Sales in this region represented 56.4% of total sales compared with 61.2% a year earlier.

> **France** – For the first quarter 2008, sales reached €75.8 million, down 10.7% year-on-year (first quarter 2007, €84.8 million), strongly impacted by the price cut on Tanakan® and by the transfer of the marketing authorisations of Ginkor Fort® for France, Monaco and Andorra to GTF group as of 1 January 2008. These negative impacts did offset the good performances of all the other products, notably Nisis® & Nisisco®, NutropinAq®, Dysport®, Somatuline® and Smecta®. The weight of France in the Group's consolidated sales continued to decline, representing 31.7% of total Group sales against 37.4% a year earlier.
>
> **Spain** – For the first quarter 2008, sales reached €14.7 million, up 5.0% year-on-year (first quarter 2007, €14.0 million) fuelled by the double digit growth of Somatuline® and NutropinAq®, despite an increased competitive environment for Decapeptyl®.
>
> **Italy** – For the first quarter 2008, sales reached €18.0 million, down 2.8% year-on-year (first quarter 2007, €18.6 million), despite the negative price pressure on Decapeptyl®. Sales in Italy represented 7.6% of total Group sales against 8.2% a year earlier.
>
> **Germany** – For the first quarter 2008, sales reached €16.1 million, up 37.7% year-on-year (first quarter 2007, €11.7 million), thanks to the strong growth of Decapeptyl®, doubling sales year-on-year, as well as the double digit growth of Dysport® and Somatuline® .
>
> **United Kingdom** – For the first quarter 2008, sales reached €10.2 million, up 4.5% year-on-year (first quarter 2007, €9.8 million) or 17.9% in local currency with all products displaying solid volume growth partly offset by a negative foreign exchange impact of €1.1 million.

For the first quarter 2008, sales generated in the **Other European countries** reached €60.1 million, up 14.2% year-on-year (first quarter 2007, €52.7 million) mainly driven by strong volume growth of Tanakan® and Dysport® in Russia and Decapeptyl®, Dysport®, Tanakan® and Smecta® in Eastern

European countries. Over the same period, sales in this region represented 25.2% of total consolidated Group sales, against 23.2% a year earlier.

For the first quarter 2008, sales generated in the **Rest of the World** reached €43.9 million, up 24.8% year-on-year (first quarter 2007, €35.2 million) thanks to the volume growth of Decapeptyl® and Forlax® in China, Dysport® in Brazil, and Somatuline® in the United States. Sales in this region represented 18.4% of total consolidated Group sales, against 15.5% a year earlier.

Sales by therapeutic area and by product

The following table shows sales by products, regrouped by therapeutic areas for the first quarter 2008 and 2007:

(in thousand euros)		*2008*	*2007*	*% change*
Oncology		60,800	61,145	(0.6%)
of which	*Decapeptyl®(1)*	*60,798*	*61,135*	*(0.6%)*
Endocrinology		36,463	31,520	15.7%
of which	*Somatuline®(1)*	*28,402*	*25,217*	*12.6%*
	NutropinAq®(1)	*7,196*	*5,742*	*25.3%*
	Increlex®(1)	*270*		*ns*
Neuromuscular disorders		35,629	28,520	24.9%
of which	*Dysport®(1)*	*35,629*	*28,520*	*24.9%*
Specialist Care		**132,892**	**121,184**	**9.7%**
Gastroenterology		46,621	42,537	9.6%
of which	*Smecta®*	*24,573*	*22,863*	*7.5%*
	Forlax®	*13,486*	*11,897*	*13.4%*
Cognitive disorders		26,569	31,023	(14.4%)
of which	*Tanakan®*	*26,569*	*31,023*	*(14.4%)*
Cardiovascular		18,131	22,233	(18.5%)
of which	*Nisis® & Nisisco®*	*12,625*	*11,801*	*7.0%*
	Ginkor Fort®	*4,423*	*8,398*	*(47.3%)*
Other Primary Care products		3,158	971	ns
of which	*Adrovance™*	*1,971*		*ns*
Primary care		**94,479**	**96,764**	**(2.4%)**
Total Drug sales		**227,371**	**217,949**	**4.3%**
Drug-related sales		**11,493**	**8,744**	**31.4%**
Group Sales		**238,864**	**226,693**	**5.4%**

(1) Peptide- or protein-based products

For the first quarter 2008, sales of **specialist care products** reached €132.9 million, up 9.7% year-on-year (first quarter 2007, €121.2 million), representing 55.6% of the Group's consolidated sales, against 53.5% a year earlier.

- **In the oncology franchise,** sales of **Decapeptyl®** reached €60.8 million for the first quarter 2008, down 0.6% year-on-year, compared with a strong first quarter 2007, which benefited from sustained sales in the Middle East. Solid growth in China, Germany and in the United Kingdom was offset by a slow-down in France and the Middle East.
- **In endocrinology,** sales reached €36.5 million for the first quarter 2008, up 15.7% year-on-year (first quarter 2007, €31.5 million), driven by the strong performance of Somatuline® in all markets.

  Somatuline® – For the first quarter 2008, sales reached €28.4 million, up 12.6% year-on-year (first quarter 2007, €25.2 million) fuelled by strong volume growth in Germany, Spain, Nordic countries and Belgium, where the product continued to gain market share and by the launch of Somatuline® Depot in the United States, as the Group books the sales of the product to Tercica Inc..

NutropinAq® – For the first quarter 2008, sales reached €7.2 million, up 25.3% year-on-year (first quarter 2007, €5.7 million) driven by strong performance in all countries, especially in France, Italy, Spain and Romania.

Increlex® – For the first quarter 2008, sales of Increlex® reached €0.3 million. The product has has been launched in Germany and the United Kingdom and is being rolled out in Italy and Spain.

- **In the neuromuscular disorders franchise, Dysport®** sales reached €35.6 million, up 24.9% year-on-year (first quarter 2007, €28.5 million), fuelled by strong growth in Russia, Germany and in the United Kingdom along with strong sales in Brazil compared to a low base–line in the first quarter of last year.

In the first quarter 2008, sales of **Primary Care products** reached €94.5 million, down 2.4% year-on-year (first quarter 2007, €96.8 million), negatively impacted by slower sales in France resulting notably from the the price cuts enforced on Tanakan® in July 2007 and from the divestment of Ginkor Fort® in January 2008. Sales of Primary care drugs outside of the Major Western European countries continued to perform well, notably gastroenterology products in China. Primary Care products represented 39.6% of the Group's consolidated sales over the period, against 42.7% a year earlier.

- **In gastroenterology,** sales reached €46.6 million, up 9.6% year-on-year (first quarter 2007, €42.5 million).

Smecta® -- For the first quarter 2008, sales reached €24.6 million, up 7.5% year-on-year (first quarter 2007, €22.9 million), thanks to strong sales in Algeria, China and France, where a new formulation was recently launched.

Forlax® -- For the first quarter 2008, sales reached €13.5 million, up 13.4% year-on-year (first quarter 2007, €11.9 million), with particularly strong sales growth in China, Italy and Belgium. As a consequence, the relative weight of France in the overall sales of the product, amounted to only 67.0% in the first quarter of 2008, from 76.5% a year ago.

- **In the cognitive disorders area,** sales of **Tanakan®** for the first quarter of 2008 reached €26.6 million, down 14.4% year-on-year (first quarter 2007, €31.0 million) following the implementation of a 10% price reduction by the French *Comité Économique des Produits de Santé* on July 1, 2007. The sales of Tanakan® were also negatively impacted by an increased competitive environment in France, following the launch, mid 2007, of a new product containing a Ginkgo biloba extract. Sales of Tanakan® in France represented only 50.1% of total product sales compared with 64.7% a year earlier as sales growth of the product outside of France reached 21.2% over the period.

- **In the cardiovascular area,** sales in the first quarter 2008 amounted to €18.1 million, down 18.5% year-on-year (first quarter 2007, €22.2 million), mainly due to the divestment of Ginkor Fort® as of January 2008 to GTF.

Nisis® and Nisisco® -- For the first quarter 2008, sales reached €12.6 million, up 7.0% year-on-year (first quarter 2007, €11.8 million).

Ginkor Fort® -- For the first quarter 2008, sales amounted to €4.4 million, down 47.3% year-on-year (first quarter 2007, €8.4 million), reflecting the supply sales of the product to GTF and the sound performance of Ginkor Fort® in an OTC setting.

- **Other primary care products** sales reached €3.2 million for the first quarter 2008, against €1.0 million a year earlier, with sales of **Adrovance™** launched in France in April 2007 contributing to €2.0 million during the first quarter 2008.

For the first quarter 2008, **drug-related sales (active ingredients and raw materials)** were up 31.4% to €11.5 million, notably due to seasonal strong sales of Ginkgo biloba extract in Germany and other active ingredients in Switzerland (up €0.4 million, 12.8%).

Press release

Adenuric® (febuxostat) receives marketing authorisation in the European Union

Adenuric® represents the first major treatment of chronic hyperuricemia in gout for more than forty years

Paris (France), 5 May 2008 – Ipsen (Euronext: FR0010259150; IPN) today announced that the European Commission granted marketing authorisation for Adenuric® (febuxostat) for the treatment of chronic hyperuricaemia in gout. Adenuric® thus pioneers the first major treatment alternative for gout, a severe debilitating disease, for more than 40 years.

"*Recent surveys confirm that management of gout is often suboptimal, with less than half of patients receiving appropriate lifestyle advice or urate lowering treatment*" said Michael Doherty, Professor of Rheumatology at the University of Nottingham (UK) and Co-chair of the 2006 EULAR Task Force for the Recommendations on Diagnosis and Management of Gout. "*Recent European (EULAR) Recommendations emphasise the aim of "cure" by lowering serum urate levels below the saturation point for crystal formation. For some patients, the existing urate lowering therapies have limitations in terms of suitability or side effects. The availability of a new effective therapy that allows the therapeutic target to be achieved will improve the physicians armamentarium and ultimately benefit the population of patients with gout.*"

Adenuric® (febuxostat) 80 mg and 120 mg tablets are indicated for the treatment of chronic hyperuricaemia for conditions in which urate deposition has already occurred (including a history, or presence of, tophus and/or gouty arthritis).

Adenuric® will be marketed by Ipsen in France. Outside France, the commercialisation of the product will be partnered.

About the marketing authorisation

(The European Public Assessment Report (EPAR) summary will be accessible at http://www.emea.europa.eu). This decision follows the filing by Ipsen, of an application for marketing authorisation for Adenuric® in the European Union in 2006. A positive opinion, recommending to grant a marketing authorisation was adopted by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) on 21 February 2008.

The EU submission,included two of the largest industry sponsored studies to date studying treatment of chronic gout patients. The goal of chronic gout treatment is per EULAR guidelines (European League Against Rheumatism) to reduce and maintain sUA levels below 6 mg/dL. Febuxostat demonstrated superior ability to lower and maintain in patients, serum uric acid at a level inferior to 6 mg/dl compared to conventionally used doses of allopurinol (febuxostat 80 and 120 mg: 51 & 63 % resp. vs. allopurinol: 22%). In addition, one phase III study showed that gout patients with mild to moderate renal impairment (serum creatinine >1.5 - ≤2.0 mg/dl) had response rate of 44 and 45 % respectively with febuxostat 80 and 120 mg.

About Adenuric® (febuxostat)

Gout, a particularly painful type of arthritis, is the most frequent arthritis in men. It is caused by elevated levels of uric acid in the body: hyperuricaemia. Febuxostat, an oral, once-daily medication, is a novel non-purine, selective inhibitor of xanthine oxidase studied for its effects on lowering levels of serum uric acid (sUA) in patients with gout.

The recommended oral dose of Adenuric® is 80 mg once daily without regard to food. If serum uric acid is > 6 mg/dl (357 µmol/l) after 2-4 weeks, Adenuric® 120 mg once daily may be considered. Adenuric® works sufficiently quickly to allow retesting of the serum uric acid after 2 weeks. The therapeutic target is to decrease and maintain serum uric acid below 6 mg/dl (357µmol/l). Gout flare prophylaxis of at least 6 months is recommended at initiation of treatment with Adenuric®.

Febuxostat is licensed to Ipsen for Europe from Teijin Pharma Limited, Tokyo. In 2003, Ipsen entered into a Research and Development partnership with Teijin Pharma Limited, the core company of Teijin Group's pharmaceutical and home healthcare business. The Teijin group is a Japanese industrial conglomerate specialising in the businesses of fibres, films, plastics and information technology (IT) as well as pharmaceuticals and home healthcare. This partnership covers the development and subsequent commercialisation of four of Ipsen's products by Teijin Pharma in Japan and the development and marketing by Ipsen in Europe (i.e. European Union and Russia) of febuxostat, a product owned by Teijin Pharma and known as TMX-67.

About Ipsen

Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned, or that the regulatory authorities will be satisfied with the data and information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers*.

For further information:

Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

END